

September 13, 2011

Via E-mail
Mr. Edwin F. Hale, Sr.
Chief Executive Officer
First Mariner Bancorp
1501 S. Clinton Street
Baltimore, MD 21224

Re: **First Mariner Bancorp**
              Form 10-K
              For Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              Form 8-K
              Filed April 25, 2011
              File No. 000-21815

Dear Mr. Hale:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ Michael R. Clampitt

                                            Michael Clampitt
                                            Senior Counsel